

Mail Stop 3720

January 22, 2016

Mr. John Rego
Chief Financial Officer
Tremor Video, Inc.
1501 Broadway
Suite 801
New York, NY 10036

> **Re: Tremor Video, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **Response Dated December 22, 2015**
> **File No. 1-35982**

Dear Mr. Rego:

We have reviewed your December 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

General

1.   Please provide us with a breakdown of the amount of revenue generated from your ad network, DSP and SSP by quarter for 2014 and 2015.

Form 10-K

2.   We note your response and explanation of your Tremor DSP. To help us facilitate our review, please provide us with an example of a typical master services agreement entered into with your advertising clients as well as an example of an operating contract entered into with your publisher partners.

3.   We note from your response that you offer both managed and non-managed service campaigns on your Tremor DSP. Please explain the difference and quantify the amount of revenue generated by quarter from each of these arrangements.

4.   We note from the disclosures in your Form 10-K that for managed campaigns you typically contract through insertion orders. Please tell us to what extent insertion orders are used in the execution of campaigns on each of your Tremor DSP and SSP and provide us with examples of each type, as applicable.

5.   We refer to your third quarter 2015 earnings release which was furnished as Exhibit 99.1 to Form 8-K on November 5, 2015. Please explain how the three revenue categories disclosed within the release relate to the Tremor Ad Network and the Tremor DSP and reconcile the amounts to your total reported revenue. Tell us how the Ad Network and the Tremor DSP interact with each other now and how you expect them to in the future.

6.   You state that the Tremor DSP uses complex decision optimization and bidding technology to maximize the value of an advertiser's campaign spend for a given performance objective. Please explain the role that your technology plays within the Tremor DSP in more detail including the decision making process. To help us better understand this arrangement, please provide us with a typical example of a transaction running through the Tremor DSP beginning with ordering and ending with publishing.

7.   We note that you charge third party DSPs for the cost of video inventory purchased through your SSP and pay publishers either a fixed percentage fee or a fixed price per advertising impression. Please provide us with a detailed example of a typical campaign run on your SSP including revenue and cost components. In your response, explain how the cost and inventory expense components are determined including the average markup on inventory

8.   To help us facilitate our review of your SSP, please provide us with examples of operating contracts that you enter into with third-party DSPs and publishers.

9.   We note from your response that you have determined that the delivery of an advertising campaign and the value added services you provide to third party DSPs represent the deliverable in your SSP arrangements. We refer to page 8 of your Form 10-K, where you disclose that:

- Campaigns running through third-party demand side platforms do not utilize your proprietary VideoHub technology;
- The third-party demand side platform bids on inventory available on your supply side platform using its own decision engine; and
- While the third-party demand side platform is responsible for bidding decisions, the overall direction of the advertising spend, including the campaign parameters and

eligible inventory sources, is typically determined by the advertiser or advertising agency.

Your basis for concluding that your deliverable is an advertising campaign is not clear when: 1) the advertiser or agency is responsible for defining the campaign parameters and inventory sources; and 2) the third party DSP bids on available inventory using its own decision engine. Rather, it appears that your SSP offers publishers a platform on which they can offer inventory to advertisers who wish to transact programmatically through an open exchange or private marketplace utilizing real-time bidding technology. Please help us to better understand the basis for your conclusion, including a comparison of "advertising campaign" as you have defined it for both your Tremor DSP and SSP.

10. We also note from your response that you view the third-party DSPs as customers in the SSP arrangement and the publishers on your SSP as suppliers. However, we refer to the description of your relationship with publishers involved with your SSP on page 21 of Form 10-Q for the nine months ended September 30, 2015. In this regard, your description focuses on the services provided to the publisher. For example, you state that you deliver advertising campaigns through your supply side platform, which helps publishers maximize the value of their video inventory by enabling their programmatic sales efforts and automating workflow. In addition, you state that publishers using your SSP can make inventory available to advertisers through an open exchange, where demand sources bid on inventory in a robust auction environment, or through private marketplaces so that only selected advertisers have the opportunity to purchase video ad inventory. Please provide us with a more comprehensive explanation as to how you determined your customer in these arrangements.

11. We note from your response that clients using the Tremor DSP and third-party DSPs using your SSP purchase advertising inventory from publishers in an open auction environment or through private marketplaces utilizing real-time bidding technology. In this regard, please tell us under what circumstances arrangements are conducted in private marketplaces and overall how this process works. Also, please tell us the extent to which contracts exist directly between advertisers and publishers, and if applicable, how this was considered in your conclusion that gross reporting is appropriate.

Form 10-Q for the Nine Months Ended September 30, 2015

Revenue, page 24

12. We refer to your disclosure that during the three and nine months ended September 30, 2015 and 2014, you generated substantially all of your revenue by delivering in-stream video advertisements for brand advertisers and agencies through your demand platform and SSP. It appears that this statement covers virtually all of your revenue. Please explain.

13. Further, we note from the disclosures in Exhibit 99.1 which was furnished with the Form 8-K filed on November 5, 2015, that approximately 35% and 28% of your revenue was generated programmatically for the three and nine months ended September 30, 2015, respectively. It appears that amount of revenue generated programmatically is becoming more material to your operations and that the distinction between non-programmatic revenue generated from proprietary higher function products versus your media network is important to you. In future filings please expand your discussion of revenue to address each material revenue stream and related trends. Alternatively, please tell us how you considered the disclosure requirements of Item 303(a)(3) of Regulation S-K for further guidance.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

cc: Peyton Worley, Esq.
        Cooley, LLP